Exhibit 99.5

PRESS RELEASE

Kazakhstan: TotalEnergies signs a 25-year PPA
for a 1 GW Wind Project

Paris, June 9th, 2023 – TotalEnergies confirms its commitment to the energy transition in Kazakhstan with the signature of a Power Purchase Agreement (PPA) for the Mirny project. This will be the first PPA signed in the country for a wind project of such scale. Located in the Zhambyl region, the project aims to build a 1 GW onshore wind farm combined with a 600 MWh battery energy storage system for a reliable power supply. It represents an investment of about $1.4 billion. After Irak, it is another prime example of TotalEnergies’ ability to leverage its position as a major partner in the upstream sector to speed up the development of renewable energy in oil and gas countries.

The electricity to be produced by the Mirny project will be sold in its entirety to the Financial Settlement Center of Renewable Energy, a public entity owned by the Government of Kazakhstan, for the supply of the national grid. The project will provide electricity to 1 million people.

This agreement has been signed in Astana between Total Eren, an affiliate of TotalEnergies, and the FSC, in the presence of Patrick Pouyanné, Chairman and CEO of TotalEnergies and the Minister of Energy and Mineral Resources of the Republic of Kazakhstan, Almasadam Satkaliyev. TotalEnergies will develop the Mirny project in partnership with the National Wealth Fund Samruk-Kazyna and the National Company KazMunayGas, which will each own a 20% stake in the project.

“This project will contribute to the transition of Kazakhstan to the green energy and will be a breakthrough in strengthening French-Kazakh investment cooperation,” said Almassadam Satkaliyev, Minister of Energy and Mineral Resources of the Republic of Kazakhstan.

"As a global energy leader, TotalEnergies is proud to drive the energy transition in Kazakhstan through such an innovative project as Mirny. This wind and battery project will contribute to the supply and security of the Kazakh power grid. I would like to express my sincere gratitude to the Kazakh authorities for their support and collaboration throughout this process. This represents a significant milestone in TotalEnergies' multi-energy strategy. TotalEnergies will bring its expertise in managing large-scale projects to make it a success, " said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

A wind project contributing to Kazakhstan’s renewable push

The Mirny project, which will consist of around 200 turbines, is the largest wind energy initiative ever undertaken in Kazakhstan. Supported, by both the Kazakh and French authorities, the project will be a strong contributor to the Kazakh Government's target of achieving 15% of electricity from renewable sources by 2030. It will avoid the emission of approximately 3.5 million tons of CO2 annually over the duration of the PPA signed today.

A successful renewable track-record for Total Eren in Kazakhstan

Total Eren has a proven track record of renewable energy developments in Kazakhstan. In particular, Total Eren successfully developed, financed, built, and commissioned in 2019 two solar photovoltaic farms, M-KAT and Nomad, with a combined capacity of 128 MWp. These solar farms, located in the Zhambyl and Kyzylorda regions respectively, have been instrumental in diversifying Kazakhstan's energy mix and reducing carbon emissions.

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TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of 2022, TotalEnergies' gross renewable electricity generation installed capacity was 17 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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